SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act Of 1934

MFS California Municipal Fund MFS High Income Municipal Trust MFS High Yield Municipal Trust MFS Investment Grade Municipal Trust MFS Municipal Income Trust

(Name of Subject Company (Issuer))

MFS California Municipal Fund MFS High Income Municipal Trust MFS High Yield Municipal Trust MFS Investment Grade Municipal Trust MFS Municipal Income Trust

(Name of Filing Persons (Issuer))

Municipal Auction Rate Cumulative Preferred Shares, Series TH, Without Par

Municipal Auction Rate Cumulative Preferred Shares, Series T and Series W, Without Par

Municipal Auction Rate Cumulative Preferred Shares, Series F, Without Par

Municipal Auction Rate Cumulative Preferred Shares, Series M, Without Par

Municipal Auction Rate Cumulative Preferred Shares, Series T and Series TH, Without Par

(Title of Class of Securities)

59318C205 59318D203 59318D302 59318E201 59318B207 552738205 552738304

(CUSIP Number of Class of Securities)

Susan S. Newton Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116 Telephone: (617) 954-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1-11.

Not applicable.

ITEM 12.	EXHIBITS.

Exhibit No.	Document

20.1	Preliminary proxy statement dated July 9, 2012 and filed on Schedule 14A (incorporated by reference to the Issuers’ Schedule 14A filed on July 9, 2012).

99.1	Press release issued by the Issuers dated July 6, 2012.

ITEM 13.

Not applicable.